                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 5)
                                (FINAL AMENDMENT)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)

                               Angeles Partners XI
                              --------------------
                       (Name of Subject Company (Issuer))


                        AIMCO Properties, L.P. -- Offeror
                        ---------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))


                            Limited Partnership Units
                            -------------------------
                           (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
                                 --------------
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee


Transaction valuation*                                     Amount of filing fee
----------------------                                     --------------------
$6,069,782                                                 $1,213.96

* For purposes of calculating the fee only. This amount assumes the purchase of 18,173 units of limited partnership interest of the subject partnership for $334 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,213.96         Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO      Date Filed: July 26, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No.   NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               AIMCO PROPERTIES, L.P.
               84-1275721

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               WC, BK

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                                [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER
               --

8.      SHARED VOTING POWER
               13,647 Units

9.      SOLE DISPOSITIVE POWER
               --

10.     SHARED DISPOSITIVE POWER
               13,647 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               13,647 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                           [ ]
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 34.44%

14.     TYPE OF REPORTING PERSON

               PN

CUSIP No.   NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               AIMCO-GP, INC.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e))                                              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER
               --

8.      SHARED VOTING POWER
               13,647 Units

9.      SOLE DISPOSITIVE POWER
               --

10.     SHARED DISPOSITIVE POWER
               13,647 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               13,647 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 34.44%

14.     TYPE OF REPORTING PERSON

               CO

CUSIP No.   NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               APARTMENT INVESTMENT AND MANAGEMENT COMPANY
               84-129577

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e))                                              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER
               --

8.      SHARED VOTING POWER
               22,509 Units

9.      SOLE DISPOSITIVE POWER
               --

10.     SHARED DISPOSITIVE POWER
               22,509 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               22,509 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 56.80%

14.     TYPE OF REPORTING PERSON

               CO

CUSIP No.   NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               INSIGNIA PROPERTIES, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                               [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER
               --

8.      SHARED VOTING POWER
               8,862 Units

9.      SOLE DISPOSITIVE POWER
               --

10.     SHARED DISPOSITIVE POWER
               8,862 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               8,862 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                          [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 22.36%

14.     TYPE OF REPORTING PERSON

               PN

CUSIP No.   NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               AIMCO/IPT, INC.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER
               --

8.      SHARED VOTING POWER
               8,862 Units

9.      SOLE DISPOSITIVE POWER
               --

10.     SHARED DISPOSITIVE POWER
               8,862 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               8,862 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 22.36%

14.     TYPE OF REPORTING PERSON

               CO

CUSIP No.   NONE

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               COOPER RIVER PROPERTIES, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

               Not Applicable

5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e))                                               [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.      SOLE VOTING POWER
               --

8.      SHARED VOTING POWER
               8,782 Units

9.      SOLE DISPOSITIVE POWER
               --

10.     SHARED DISPOSITIVE POWER
               8,782 Units

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               8,782 Units

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                          [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 22.16%

14.     TYPE OF REPORTING PERSON

               OO

                   AMENDMENT NO. 5 TO TENDER OFFER STATEMENT/
                        AMENDMENT NO. 19 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 5 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Angeles Partners XI (the "Partnership"); and (b) Amendment No. 19 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 25, 1999, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), and Apartment Investment and Management Company ("AIMCO"), as amended by (i) Amendment No. 1, filed with the Commission on May 14, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ii) Amendment No. 2, filed with the commission on July 1, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (iii) Amendment No. 3, filed with the Commission on August 6, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (iv) Amendment No. 4, filed with the Commission on August 20, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (v) Amendment No. 5, filed with the Commission on September 10, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vi) amendment No. 6, filed with the Commission on September 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the commission on September 22, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the commission on October 6, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, filed with the Commission on October 27, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (x) Amendment No. 10 filed with the Commission on October 27, 1999 by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xi) Amendment No. 11 filed with the Commission on November 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xii) Amendment No. 12, dated December 16, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, dated January 10, 2000, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiv) Amendment No. 14, dated July 24, 2000, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xv) Amendment No. 15, dated August 9, 2000, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvi) Amendment No. 16, dated August 22, 2000, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvii) Amendment No. 17, dated September 1, 2000, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO and (xviii) Amendment No. 18, dated September 18, 2000, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                                   ----------

Item 8.  Interest in Securities of the Subject Company.


         At 5:00 p.m., New York time, on Thursday, September 28, 2000, the offer expired pursuant to its terms. A total of 1,809 Units, representing approximately 4.6% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $334 per Unit.

         Since July 1, 2000, AIMCO OP has purchased in privately negotiated transactions or through the facilities of the American Partnership Board, the following Units in the Partnership:


        DATE             NUMBER OF UNITS               SALE  PRICE PER UNIT
        ----             ---------------               --------------------
        7/15                   20                          $362.52
        9/29                   55                               (1)

----------

(1) The Units were purchased as part of a group purchase of 23,298.85 units in various partner ships for an aggregate price of $8,600,000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 18, 2000
                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                           --------------------------------
                                            Executive Vice President

                                        COOPER RIVER PROPERTIES, L.L.C.

                                        By: /s/ Patrick J. Foye
                                           --------------------------------
                                            Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/ Patrick J. Foye
                                           --------------------------------
                                            Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By: AIMCO/IPT, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                           --------------------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                           --------------------------------
                                            Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                           --------------------------------
                                            Executive Vice President





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